HESKETT & HESKETT
ATTORNEYS AT LAW
JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
APRIL MATHER	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
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JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:

Innova Pure Water, Inc.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 12, 2005

File No. 000-29746

Attention:  Nili Shah and Ryan Rohn

Gentlemen:

I am counsel for Innova Pure Water, Inc., and am in receipt of your letter dated February 24, 2006, regarding the referenced Form 10-KSB filing.  The responses to your questions are as follows:

Form 10-KSB for the Fiscal Year ended June 30, 2005

14. Acquisitions, page 40

1.

Since the shareholders of Numera Software were issued shares of the Company’s common stock representing approximately 48% of the outstanding shares, several Board and Officer positions were given to Numera affiliates and the Company relocated to Texas, it appears that this transaction should be accounted for as a reverse acquisition, where Numera is identified as the accounting acquirer.  Tell us how you determined the accounting acquirer was Innova and provide us with a detailed analysis of the factors set forth in paragraphs 15 through 19 of SFAS 141.

Response:  In order to determine which entity is the acquiring entity, we consulted with SFAS No. 141, paragraphs 15 through 19 and had numerous discussions with our auditors relating to this issue.  These paragraphs, and specifically paragraph 18, provided us guidance concerning the factors to consider when determining this question.  Paragraph 17 contains five factors (items a. through e.) each of which we believe has some bearing on the Company’s acquisition.  Enclosed is a copy of a narrative discussion of this issue prepared by our auditors addressing this issue in detail, including the determination of the acquirer for accounting purposes.

2.

Please provide the audited financial statements and pro forma financial statements pursuant to Item 310(c)(2) of Regulation S-B for the acquisition of Numera Software.  In this regard we note you have not filed a Form 8-K including this information since you originally filed the Item 2.01 Form 8-K announcing the consummation of the acquisition on July 1, 2005.

We further note financial statements and pro forma financial information have not been provided for DesertView Management Services, Inc. Please provide us with your analysis of the significance tests in accordance with Item 310(c)(2) of Regulation S-B for your acquisition of DesertView Management Services, Inc.

Response:  The Company experienced financial difficulty during the time period in which the requested financial statements were initially being prepared.  As a result of these financial difficulties, the Company was unable to make timely payment to the auditor, who ceased working on the Numera and DesertView audits.  The pro forma information was included in the Form 10-KSB filed for the fiscal year ending June 30, 2005, and the Company did not believe it was required to include that information in a Form 8-K.  The Company has since brought current its account with the auditors, and the auditors are in the process of bringing the Numera and DesertView audits current. Once those current audits are received, the Company will file them with the Commission.

1.

It appears as if DesertView Management also received board and officer positions as a result of the acquisition.  Tell us which individuals were elected to the board or appointed as officers as a result of the DesertView acquisition.  Further clarify whether or not there is any relation between DesertView Management Services and Numera Software Corporation including shared Management.

Response: As a result of the acquisition, David L. Zich, president of DesertView Management Services Inc, was elected to the Board of Directors of the Innova Pure Water, Inc. as well as elected to the position of President of Innova Pure Water Inc.

There is no relationship between DesertView Management Services and Numera Software Corporation nor are there any shared management resources between the two entities.  These relationships are discussed in that narrative discussion prepared by the auditors and included herewith as part of our first response, above.

Form 10-QSB for the Quarterly Period ended December 31, 2005

4.

We note that your chief executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures are ineffective.  Tell us and disclose in reasonable detail the basis for your officers’ conclusion.  If this conclusion is a result of a material weakness, please describe the material weakness in detail and the specific steps that the Company has taken, if any, to remediate the material weakness.

Further we note that your officers concluded that your disclosure controls and procedures were effective in your Form-10QSB for the quarter ended September 30, 2005.  Tell us the events and circumstances that occurred in the most recent quarter and whether or not this event would impact your conclusion at September 30, 2005 that the controls and procedures were effective.

Response:  During the quarter ended December 31, 2005, the Company experienced a computer failure which necessitated a change in accounting software and recreation of the electronic accounting records.  Due to the significant amount of resources dedicated to the recreation of the electronic information, certain standard and normal daily procedural controls were not necessarily maintained.  Although management increased the amount of monitoring and review controls, ultimately, there were several instances of adjustments being made during the audit.  Due to the number of adjustments discovered, the auditor’s believed that there was a material weakness in the internal control structure; however, management and the auditor’s both believe that the financial statements are materially correct at December 31, 2005.

In response to this event, management has implemented a business continuity plan and re-established the daily procedural and monitoring controls that were previously standard practice prior to the computer failure.

1.

Your conclusion that your disclosure controls and procedures are ineffective “as to timely identify, correct and disclose information required to be included in our SEC reports” is more limited than what is called for under Rule 13a-15(e) of the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.”  Please confirm that you will conform your disclosure in future filings.

Response:  We have performed a review of our disclosure controls and procedures to ensure that there should be no delay in recording, processing and retrieving the required information for our future reports filed with the SEC.

The foregoing information is deemed to be Company’s complete response to your inquiries of February 24, 2006.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

/s/  John Heskett

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John Heskett